

Mail Stop 7010

May 10, 2006

via U.S. mail and facsimile

Frederico Sada Gonzàlez
President and Chief Executive Officer
Vitro, S.A. de C.V.
Ave. Ricardo Margàin Zozaya 400
Col. Valle del Capestre
San Pedro Garza García, Nuevo León, 66265 México

   Re: Vitro, S.A. de C.V.
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed July 1, 2005
      File No. 1-10905

Dear Mr. Gonzàlez:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or me, in her absence, at (202) 551-3255.

          Sincerely,

          Nili Shah
          Accounting Branch Chief